EnCana to redeem 9.50% Preferred Securities

Calgary, Alberta (August 26, 2004) — EnCana Corporation (TSX, NYSE: ECA) today announced that it intends to redeem on September 30, 2004 all of its 9.50% Preferred Securities due September, 2048 (the “9.50% Preferred Securities”), which have an aggregate principal amount of US$150,000,000. The redemption price of the 9.50% Preferred Securities as at September 30, 2004 is the principal amount thereof, being US$25.00 per 9.50% Preferred Security (the “Redemption Price”). The regular interest payment scheduled to be paid on September 30, 2004 (the “Final Interest Payment”) will be paid to the record holder as at September 15, 2004 in the amount of US$0.59375 per 9.50% Preferred Security.

The 9.50% Preferred Securities (CUSIP number 292505 20 3) are held in book-entry form only and trade on the NYSE under the symbol “ECAPrA”. The Redemption Price and Final Interest Payment will be credited to the accounts of beneficial holders of 9.50% Preferred Securities through their individual brokers in the normal manner. Beneficial holders may contact their individual brokers for additional information about payments or may contact Susan Grey at (403) 645-4751 for further information.

With an enterprise value of about US$28 billion, EnCana is one of the world’s leading independent oil and gas companies and is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation.

FOR FURTHER INFORMATION: EnCana Corporate Development Investor contact: Susan Grey Analyst, Investor Relations (403) 645-4751	Media contact: Almas Kassam Analyst, Media Relations (403) 645-4716

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